24001069

Washington, D.C. 20549

SEC FILE NUMBER
8-67319

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CBRE Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2100 McKinney Avenue, Suite 900
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Potter	214-863-4255	scott.potter@cbre.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

550 South Hope Street, Suite 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Potter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CBRE Capital Advisors, Inc., as of 3/29, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMY WILLMS
My Notary ID # 8268162
Expires November 16, 2026

Amy Willms
Notary Public

Signature: [signature]
Title:
President and CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
CBRE Capital Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBRE Capital Advisors, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2008.

Los Angeles, California
March 28, 2024

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	6,699,118
Accounts receivable		1,322,779
Notes receivable, net of unamortized discount of $104,599		1,349,189
Capitalized signing bonuses, net of accumulated amortization of $58,309		1,690,931
Prepaid expense		27,769
Total assets	$	11,089,786
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Parent	$	2,234,999
Accounts payable		123,437
Total liabilities		2,358,436
Common stock, $.01 par value per share – 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2023		1
Additional paid-in capital		14,305,076
Accumulated deficit		(5,573,727)
Total stockholder's equity		8,731,350
Total liabilities and stockholder's equity	$	11,089,786

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Operations

Year ended December 31, 2023

Revenues:		
Consulting	$	11,086,197
Marketing fees		225,600
Reimbursable expenses		64,395
Total revenues		11,376,192
Expenses:		
Advisory expenses		5,524,685
Regulatory fees		92,511
Shared services fees		13,696,775
Audit fees		103,800
Other		127,085
Total expenses		19,544,856
Loss before income taxes		(8,168,664)
Income tax benefit		1,955,799
Net loss	$	(6,212,865)

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2023

	Common stock			Additional	Accumulated	Total
	Shares outstanding		**Amount**	**paid-in capital**	**surplus (deficit)**	**stockholder's equity**
Balance as of December 31, 2022	100	$	1	12,498,647	2,594,937	15,093,585
Capital contributions from Parent	—		—	1,806,429	—	1,806,429
Tax benefit distributions to Parent					(1,955,799)	(1,955,799)
Net loss	—		—	—	(6,212,865)	(6,212,865)
Balance as of December 31, 2023	100	$	1	14,305,076	(5,573,727)	8,731,350

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(6,212,865)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization of discount on notes receivable		(22,716)
Repayment of notes receivable		1,031,605
Changes in operating assets and liabilities:		
Accounts receivable		(1,314,587)
Payable to Parent		(2,120,584)
Prepaid expense		(16,169)
Accounts payable		63,371
Net cash used in operating activities		(8,591,945)
Net decrease in cash		(8,591,945)
Cash at beginning of year		15,291,063
Cash at end of year	$	6,699,118

Supplemental disclosure of noncash financing activities:		
Tax benefit distribution to Parent	$	(1,955,799)
Deemed capital contribution by Parent		1,806,429

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

CBRE Capital Advisors, Inc. (the Company) is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CBRE Group, Inc. (the Parent or CBRE), at which time the Company became a wholly owned subsidiary of CBRE. CBRE is committed to funding the cash flow needs of the Company in the normal course of business. The Company may engage in the following business activities: (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transactions in units of unlisted and privately placed real estate funds; (3) private placement of securities; (4) other investment banking and corporate finance advisory services (5) mergers and acquisitions advisory services; (6) engage in research activities, which includes preparing and distributing research reports in equity and debt securities; and (7) underwriter or selling group participant (corporate securities other than mutual funds) for firm commitment offerings.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of these policies.

(b) Cash

The cash account balance is held at a financial institution and periodically exceeds the $250,000 Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of the FDIC insurance coverage.

(c) Revenue Recognition

The Company records revenue from its various sources using the methods indicated below. In determining the method for recognition, the Company considered the terms of the contracts and agreements with its customers, including details of performance obligations and payments terms. The Company also considered the lack of any variable consideration features in the nature of the revenue they receive when concluding that they have no remaining unsatisfied performance obligations in relation revenue recorded during the fiscal year.

i) Consulting Revenue:

Consulting services include the distribution of limited partnership interests, offering and facilitating transactions in units of unlisted real estate funds, the private placement of securities, as well as other investment banking advisory and underwriting services. For each such service, the revenue is recognized on the completion of the contract (or trade date), as the Company believes their performance obligation has been satisfied and the risks and rewards of ownership have been transferred to the customer and/or the customer has obtained the control and benefit of

the service provided. As part of consulting revenue the Company may also provide advisory services over a period of time. For such services, the revenue is recognized ratably over the period of time when such services are provided. To the extent payment is received at the commencement of the service period, the revenue is deferred until the performance obligation has been satisfied.

To the extent payments on such consulting services are due in excess of 12 months, they are deemed to have a significant financing component, and revenue is recorded based on such payment amounts discounted at a rate approximating the implied cost of capital, which was 5% for 2023. Amounts due for such services are reflected as notes receivable on the accompanying statement of financial condition.

*ii) **Marketing Revenue:***

As noted within "Related-Party Transactions," the Company provides marketing services for certain of CBRE Investment Management', LLC's (CBRE Investment Management) investment funds and supervision of registered representatives, in return for an annual fixed fee that is not contingent on subscriptions or investments made by investors. The Company believes that the performance obligation for such services is satisfied over time as the affiliates are receiving and consuming the benefits as they are provided by the Company. As such, fees are recognized pro rata over the performance period as the services are provided.

*iii) **Reimbursable Revenue:***

The Company's contracts with customers allows the Company to receive reimbursement for costs incurred including third party expenses for real estate consulting or valuation, legal, or accounting and other out of pocket expenses such as travel, meals, accommodations, telephone, photocopying, data services, courier and supplies. Such revenues are recognized at that point in time that the expense has been incurred, to the extent the Company elects to seek reimbursement.

(d) Amortization of Discount

Discounts to the face amount of notes receivable are amortized using the straight-line method over the lives of the respective notes receivable. The straight-line method approximates the effective interest method.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if the probability of the positions being sustained is more likely than not. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized and changes in recognition of measurement are reflected in the period in which the change in judgment occurs. The U.S. federal income tax returns, as part of CBRE's consolidated tax returns, for years 2016 through 2019 are currently under audit by the Internal Revenue Service. On February 13, 2024, CBRE was notified by the Internal Revenue Service that they have completed the audit for tax years 2016 through 2019, and the Company expects the closure of this audit to have no impact to its financial statements.

(f) Use of Estimates

The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

(3) Related-Party Transactions

In October 2023, the Company entered into a subcontracting agreement with Sera Global Securities US LLC, and Sera Global Real Estate Group US LLC (together "Sera") to provide placement agent, strategic business transactional advisory, private wealth platform and/or related services to various clients in exchange for a fee. Sera is an affiliate of the Parent. During the year ended December 31, 2023, the Company recognized $927,300 of revenue from this arrangement, which is included in consulting revenues on the accompanying statement of operations.

In October 2023, certain employees of Sera were paid signing bonuses totaling $1,749,240, which were paid by the Parent on behalf of the Company. The signing bonus can be clawed back by the Company if the employees do not achieve revenue targets as specified in each of the employment agreements by October 2028. Accordingly, the signing bonuses were capitalized on the accompanying statement of financial condition and are being recognized into expense over the five year term of the employment agreement. As of December 31, 2023, the accumulated amortization on the signing bonuses was $58,309.

The Company has an agreement with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The Company incurred $13,696,775 under this agreement for the year ended December 31, 2023. Of this amount, $2,234,999 remains outstanding and payable as of December 31, 2023.

The amount incurred was comprised of costs as follows:

Compensation:	$12,435,627
Occupancy:	183,745
Corporate fees: Accounting, IT, Research, Tax, Treasury, Accounts Payable Services	719,584
Investment Subscriptions	116,802
Other:	241,017
Total:	$13,696,774

CBRE Investment Management is an investment adviser registered with the Securities and Exchange Commission (SEC). The marketing and placement of interests is conducted by certain employees of CBRE Investment Management who are also registered representatives of the Company, pursuant to an agreement between CBRE Investment Management and the Company. The Company provides marketing services for certain CBRE Investment Management's investment funds and supervision of the registered representatives, in return for a fixed fee that is not contingent on subscriptions or investments made by investors. The Company received $225,600 under this agreement for its services for the year ended December 31, 2023, which is included in marketing fees on the accompanying statement of operations.

The Company engaged affiliated companies, CBRE, Inc., and CBRE Capital Markets, Inc., under separate consulting agreements to provide real estate consulting and/or valuation services for select client engagements. In total, the Company incurred $5,522,482, which is included as advisory expenses on the accompanying statement of operations, on seven separate engagements to these affiliated companies for services provided during the year ended December 31, 2023.

In addition, the Company provided secondary transaction services to affiliated company, CBRE Indirect Investment Services Limited. In total, the Company received $123,976 on one transaction to this affiliated company for services provided during the year ended December 31, 2023. This amount is included in consulting revenue on the accompanying statement of operations.

The Company received $1,806,429 in deemed equity contributions from the Parent for certain expenses in the conduct of its business for the year ended December 31, 2023. Such equity contributions are in the form of non-cash equity capital and not in the form of a loan, subordinated or otherwise.

Fees earned from affiliates for services and costs paid to affiliates may not be comparable to those that would be exchanged with unrelated parties.

(Continued)

(4) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2023, the Company had net capital of $4,340,682 for regulatory purposes, which was $4,183,453 in excess of its required net capital of $157,229.

(5) Exemption from SEC Rule 15c3-3 and Non-Covered Activities

The Company is exempt from the provisions for Rule 15c3-3 under paragraph (k)(2)(i) of the rule because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities if received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company may also have other business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 which include (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transaction in units of unlisted and privately placed real estate funds; (3) private placement of securities; and (4) other investment banking and corporate finance advisory services.

(6) Income Taxes

The income tax benefit consisted of the following components for the year ended December 31, 2023:

Current:		
Federal	$	(1,618,746)
State		(337,053)
Total current benefit	$	(1,955,799)

The Company files a consolidated income tax return with the Parent on a calendar year basis, in which there is a tax sharing arrangement existing between the Company and the Parent. The income tax benefits generated from the net operating losses during the year ended December 31, 2023 would be fully utilized by the Parent in the consolidated income tax filings for the year ended December 31, 2023. Accordingly, the income tax benefits relating to such have been reflected as a distribution of accumulated surplus to the Parent on the accompanying financial statements.

For the year ended December 31, 2023, the effective tax rate was 24%.

(7) Commitments and Contingencies

The Company may be involved in legal actions from time to time that are incidental to its business, including without limitation, client complaints, employment related disputes, regulatory actions, or other matters. The Company does not expect that any such matters, either pending or threatened, as of December 31, 2023 will have a material adverse effect on its financial condition, future operating results, or liquidity.

(8) Subsequent Events

The Company evaluated events occurring after December 31, 2023 and through March 28, 2024, the date the financial statements were issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the financial statements. Effective January 1 2024, the Company combined its business operations with CBRE Securities, LLC, an affiliated, registered broker dealer, with the Company being the surviving member post combination. There is no impact to the financial statements for the period ending December 31, 2023, as a result of this change occurring after the fiscal year end. The financial statements for subsequent years will include the activities of the combined business. No other subsequent events were identified.

Schedule I

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2023

Total stockholder's equity	$	8,731,350
Deductions and/or charges:		
Nonallowable assets - accounts and notes receivable		2,671,968
Nonallowable assets - capitalized signing bonuses		1,690,931
Nonallowable assets - prepaid expense		27,769
Net capital	$	4,340,682
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6⅔% of aggregate indebtedness)		157,229
Net capital in excess of minimum requirement	$	4,183,453
Computation of aggregate indebtedness		
Payable to Parent		2,234,999
Accounts payable		123,437
Total aggregate indebtedness	$	2,358,436
Ratio of aggregate indebtedness to net capital		54.33%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 as filed by CBRE Capital Advisors, Inc. on Form X-17A-5 on February 5, 2024. and Amendment dated March 22, 2024. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

Schedule II

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation for Determination of the Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2023

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 which include (1) private placement of securities; and (2) other investment banking advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise hold funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-2) through the most recent fiscal year. Accordingly, the Company has not included the schedule "Computation for Determination of the Reserve Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

Schedule III

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2023

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission

in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 which include (1) private placement of securities; and (2) other investment banking advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise hold funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-2) through the most recent fiscal year. Accordingly, the Company has not included the schedule "Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of CBRE Capital Advisors, Inc. (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences;

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
March 28, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CBRE CAPITAL ADVISORS INC	8-67319

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 11,376,192.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 11,376,192.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 11,376,192.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 17,064.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$ 12,305.00	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 173.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 12,132.00		
	d	Add lines 11a through 11c		$ 12,305.00	
12		**LESSER** of line 10 or 11d.			$ 12,305.00
13	a	Amount from line 8		$ 17,064.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 12,305.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 4,759.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 4,759.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67319	DEA: FINRA	2023	Dec

MEMBER NAME CBRE CAPITAL ADVISORS INC
MAILING ADDRESS 2100 MCKINNEY AVE STE 900
DALLAS, TX 75201
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CBRE CAPITAL ADVISORS INC
(Name of SIPC Member)

Richard Mattera
(Authorized Signatory)

2/5/2024
(Date)

rich.mattera@acaglobal.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CBRE Capital Advisors, Inc.:

We have reviewed management's statements, included in the accompanying CBRE Capital Advisors, Inc. Exemption Report (the Exemption Report), in which CBRE Capital Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) private placement of securities; and (2) other investment banking advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Los Angeles, California
March 28, 2024

INVESTMENT BANKING

Scott Potter
President

CBRE Capital Advisors, Inc.
Member FINRA/SIPC

CBRE

2100 McKinney Avenue, Suite 900
Dallas, TX 75201

214 863 4255 Tel
214 863 3125 Fax

scott.potter@cbre.com
www.cbrecap.com

EXEMPTION REPORT

March 28, 2024

Ladies and Gentlemen:

CBRE Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i):

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No, 34-70073 adopting amendments to 17 C.F.R. §240-17a-5 are limited to (1) private placement of securities; and (2) other investment banking advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2023.

Sincerely,

Scott Potter
President